 Exhibit 99.1

For Immediate Release - Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES NYSE CONTINUED LISTING EXTENSION

CALGARY, ALBERTA (February 3, 2017) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces an extension of the continued listing and trading of Bellatrix’s common shares on the New York Stock Exchange (the “NYSE”) until Bellatrix’s Annual Meeting of Shareholders (the “Shareholder Meeting”) currently planned for May 17, 2017. Bellatrix previously announced on August 5, 2016 that it had received a continued listing standards notice from the NYSE because the average closing price of Bellatrix’s common shares had been less than US$1.00 per share over a period of 30 consecutive trading days. In accordance with NYSE rules, Bellatrix had until February 4, 2017 to regain compliance with the minimum share price requirement. Since the Company is required to obtain shareholder approval for a corporation action, the cure period has been extended to the upcoming Shareholder Meeting as permitted under NYSE rules. The extension granted by the NYSE, which is subject to review on an ongoing basis, should provide Bellatrix with the requisite time to take action to regain compliance with the minimum share price requirement of the NYSE. At Bellatrix’s Shareholder Meeting, shareholders may be asked to consider a potential proposal with respect to corporate actions such as consolidation of share capital. Bellatrix’s Board of Directors has not approved nor considered any such proposal. As is customary, Bellatrix’s Board of Directors will provide notice of the Shareholder Meeting including matters proposed and put forth for consideration in advance of the Shareholder Meeting.

Bellatrix’s common shares are expected to continue to trade, unaffected, on the NYSE during this extension period.

Bellatrix can regain compliance with the minimum share price requirement if the Company's common shares have a closing share price of at least US$1.00 on the last trading day of any calendar month and also has an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements regarding Bellatrix’s intentions and ability to regain compliance with the minimum share price requirement of the NYSE, the potential that the Company’s shareholders may be asked to consider a corporate action proposal at its upcoming Shareholder Meeting, and management’s expectation that the Company’s common shares will continue to trade, unaffected, on the NYSE during the extension period. All statements, other than statements of historical facts, that address activities that Bellatrix assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Bellatrix cautions that its intention to regain compliance with the NYSE's continued listing standards and other forward-looking statements relating to Bellatrix are subject to all of the risks and uncertainties normally incident to such endeavors, and to Bellatrix's business of exploring for, developing, producing and selling oil and natural gas.

These risks relating to Bellatrix include, but are not limited to, oil and natural gas price volatility, its access to cash flows and other sources of liquidity to fund its capital expenditures, its ability to replace production, the impact of the current financial and economic environment on its business and financial condition, a lack of availability of, or increase in costs relating to, goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves and other risks as described in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com